October 19, 2021

DeCarlo McLaren Attorney, Disclosure Review and Accounting Office Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Simplify Exchange Traded Funds (the “Trust” or the “Registrant”) File Nos. 811-23570, 333-238475

Dear Mr. McLaren:

On August 5, 2021, Simplify Exchange Traded Funds (the “Trust” or the “Registrant”), on behalf of its series, Simplify Hedged Equity ETF (the “Fund”), filed post-effective amendment no. 21 to the Trust’s registration statement (the “Amendment”). The Amendment was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, to add a new series to the Trust. On September 21, 2021, you provided comments by phone to Brian Doyle-Wenger. On October 19, 2021, you provided an additional comment to Mr. Doyle-Wenger. Please find below a summary of those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Amendment.

Principal Investment Strategies

Comment 1. With regard to the disclosure – “The put/spread collar seeks to protect the Fund against a decline in value, and its execution tends to be less expensive than a strategy of only purchasing put options.” - please quantify how less expensive and whether savings are passed on to the investor.

Response. The Registrant is unable to quantify how less expensive the Fund’s strategy is in comparison to a strategy that only utilizes put options. The Registrant further notes that the current disclosure states that the strategy tends to be less expensive and explains the impact of income received from call options. The Registrant has re-ordered the third paragraph of the put/collar spread strategy disclosure to clarify that savings are passed on to shareholders (deleted text is struck and added text is underlined):

Put/Collar Spread Strategy

The Fund also purchases and sells exchange traded put options and sells exchange traded call options in the execution of an option overlay strategy known as a “put/spread collar” strategy. Up to twenty percent of the Fund’s net asset value will be subject to the “put/spread collar” strategy. The options used are based either on the S&P 500 Index itself or ETFs that seek to replicate the S&P 500 Index (“S&P 500 ETFs”). This strategy seeks to provide investors with downside protection from the put options as well as income from the index call options in an effort to reduce the risk and volatility associated with typical long-only equity strategies. If the Fund purchases a call option, the Fund has the right, but not the obligation, to buy a stock or other asset at a specified price (strike price) within a specific time period. If the Fund purchases a put option, the Fund has the right, but not the obligation, to sell a stock or other asset at a specified price (strike price) within a specific time period.

October 19, 2021

The Fund creates a put/spread collar by buying a put option on the S&P 500 Index or an S&P 500 ETF at a higher strike price and selling a put option on that index or ETF at a relatively lower strike price, resulting in what is known as a put option spread. At the same time, the Fund will sell a call option on the S&P 500 Index or an S&P 500 ETF. The Fund may determine to create more than one put/spread collar as Fund assets increase. The put option spread is generally maintained so that the Fund is protected from a decrease in the market (as measured by the S&P 500 Index) of five to twenty percent. The options are reset on at least a quarterly basis to respond to current market conditions. The adviser utilizes a five to twenty percent range in order to align with other similar low volatility strategies. The put option spread is a strategic, persistent exposure meant to hedge against a portion of market declines. If the market goes down, the Fund's returns may fall less than the market because the adviser will sell or exercise the put options. The value of the Fund’s put options is expected to decrease in proportion to the decrease in value of the underlying assets, but the amount by which the Fund’s options increase or decrease in value depends on how far the market has moved from the time the options position was initiated and the relative strike prices of the purchased and sold put options. By selling call options in return for the receipt of premiums, the Fund will give up the opportunity to benefit from potential increases in the value of the S&P 500 ETFs above the exercise prices of such options. By purchasing put options in return for the payment of premiums, the Fund may be protected from a significant decline in the price of the S&P 500 ETFs if the put options become in the money (where the put option’s strike price is greater than the market price of the underlying asset), but during periods where the S&P 500 ETFs appreciate, the Fund will underperform due to the cost of the premiums paid and the increased value of call sold.

The put/spread collar seeks to protect the Fund against a decline in value, and its execution tends to be less expensive than a strategy of only purchasing put options. The premiums received from writing index call options are designed to provide income, and those premiums can help offset the cost of the put option spread. Any savings generated between the premiums received from writing index call options and the premiums of the put options are passed on to shareholders. This strategy, however, provides investors less downside risk when there is only a small decline in the price of the stock. This is because the protection offered by the collar is limited to the extent of the difference between the strike prices of the put option purchased and the put option sold. This means that the strategy will not be effective as a strategy of put options only would be in protecting the Fund from steeper declines. ~~The premiums received from writing index call options are designed to provide income, and those premiums can help offset the cost of the put option spread. Any savings generated between the premiums received from writing index call options and the premiums of the put options are passed on to shareholders.~~ On the other hand, the use of call options limits the Fund’s ability to profit from increases in the value of its equity portfolio because when markets are rising, the call option will likely be exercised once the market price rises to the option’s strike price.

October 19, 2021

If you have any questions or additional comments, please call the undersigned at (614) 469-3294.

Very truly yours,

/s/ Brian Doyle-Wenger

Brian Doyle-Wenger